ROPES & GRAY LLP
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December 3, 2009	Jacob E. Comer
(617) 951-7913
jacob.comer@ropesgray.com

VIA FEDEX AND EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Patricia Williams, Esq.

Re:	Form N-1A for Pax World Funds Trust II (File Nos. 811-22187 and 333-156141)

Dear Ms. Williams:

On behalf of Pax World Funds Trust II (the “Registrant”), I am writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in our telephone conversation on November 24, 2009 (the “Comments”), relating to pre-effective amendment no. 2 to the registration statement on Form N-1A of the Registrant (the “Amendment”), filed with the Commission on October 9, 2009, regarding the ESG Shares FTSE KLD North America Sustainability Index Fund, the ESG Shares FTSE KLD Europe Asia Pacific Sustainability Index Fund and the ESG Shares FTSE Environmental Technologies (ET50) Index Fund, each a series of the Registrant (each a “Fund” and collectively, the “Funds”).

For convenience of reference, I have summarized each of the Comments before the Registrant’s response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in Part A of the Amendment.

General

1.             Comment.             If the Registrant intends that its registration statement be declared effective prior to its receipt of an exemptive order in respect of its ESG Shares FTSE Environmental Technologies (ET50) Index Fund series, please remove all references in the Amendment to the ESG Shares FTSE Environmental Technologies (ET50) Index Fund.

Response.             The requested change has been made.  The Registrant intends that its registration statement be declared effective prior to its receipt of an exemptive order in respect of its ESG Shares FTSE Environmental Technologies (ET50) Index Fund series, and accordingly has removed all references in the Amendment to the ESG Shares FTSE Environmental Technologies (ET50) Index Fund.

2.             Comment.             Please change the names of the Funds from ESG Shares FTSE KLD North America Sustainability Index Fund, ESG Shares FTSE KLD Europe Asia Pacific Sustainability Index Fund and ESG Shares FTSE Environmental Technologies (ET50) Index Fund to ESG Shares FTSE KLD North America Sustainability Index ETF, ESG Shares FTSE KLD Europe Asia Pacific Sustainability Index ETF and ESG Shares FTSE Environmental Technologies (ET50) Index ETF, respectively.

Response.            Although Registrant’s exemptive order with respect to the ESG Shares FTSE KLD North America Sustainability Index Fund and ESG Shares FTSE KLD Europe Asia Pacific Sustainability Index Fund was based in part on Registrant’s representation that those Funds would not be marketed or otherwise held out as traditional open-end investment companies or mutual funds, neither such exemptive order nor any applicable law or regulation prohibits the Funds from having the word “Fund” in their names, rather than the acronym “ETF.”  In fact, the Notice of Application relating to Registrant’s exemptive order (Investment Company Act Release No. 28834; file no. 812-13503; accession no. 9999999997-09-022861) states specifically that each Fund “will be marketed as an ‘ETF,’ an ‘investment company,’ a ‘fund,’ or a ‘trust.’”  (Emphasis added.)  In addition, we note that a substantial number of exchange-traded funds currently operating have the word “Fund” in their name, rather than the acronym “ETF.”  Examples include, among a multitude of others, BLDRS Developed Markets 100 ADR Index Fund, PowerShares DB Precious Metals Fund, iShares Dow Jones Select Dividend Index Fund, iShares S&P 500 Index Fund, First Trust Amex Biotech Index Fund, First Trust ISE Water Index Fund, PIMCO 1-3 Year U.S. Treasury Index Fund, RevenueShares Small Cap Fund, S&P Target Date Retirement Income Index Fund, SPDR Select Sector Fund — Basic Industries, WisdomTree Earnings 500 Fund and WisdomTree Dividend Top 100 Fund.  Finally, Registrant already has prepared, though not yet released, marketing materials containing the current names of the Funds, and is unwilling to incur the cost associated with changing the names of the Funds absent a legal requirement to do so.  Accordingly, Registrant has not made the requested change.

Prospectus

3.             Comment.             In the section captioned “Overview—Principal Investment Strategies,” please (a) delete the third, fourth and fifth sentences of the first paragraph in their entirety; (b) revise the sixth sentence of the first paragraph as follows:  “Each Fund also may invest up to 20% of its total assets in cash and cash equivalents, as well as in certain futures, options, swap contracts and other ~~derivatives~~ stocks not included in its Index but that Pax believes will help the Fund track its Index;” and (c) revise the second sentence of the second paragraph as follows:  “This means that the Fund generally will invest in a representative sample of the securities in its Index whose risk, return and other characteristics, in Pax’s opinion, closely resemble the risk, return and other characteristics of the Index as a whole.”

Response.            In response to the Comment, the referenced paragraphs have been revised as follows:

Each Fund employs a “passive management” — or indexing — investment approach designed to track the performance of its Index.  Under normal circumstances, more than 80% of each Fund’s total assets will be invested in the component securities of its Index and in American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and Euro Depositary Receipts (“EDRs” and, collectively with ADRs and GDRs, “Depositary Receipts”) representing the securities in its Index.  ~~Each Fund may invest in securities that are not included in its Index to the extent consistent with the foregoing 80% policy, which securities, in the case of ESG Shares FTSE KLD Europe Asia Pacific Sustainability Index Fund and ESG Shares FTSE KLD North America Sustainability Index Fund, will be evaluated by Pax for satisfaction of Pax’s environmental, social and governance (“ESG”) criteria.  See “Pax ESG Criteria” below.  For example, a Fund may invest in securities that are not components of its Index in order to reflect various corporate actions and other changes to its Index (such as reconstitutions, additions and deletions) or in order to help it track its Index.~~  Each Fund also may invest ~~in cash and cash equivalents, as well as~~ up to 20% of its total assets (the “20% Basket”) in certain futures, options~~,~~ and swap contracts, cash and cash equivalents, and ~~other derivatives~~ stocks not included in its Index, but which Pax believes will help the Fund track the price and yield performance of its Index.  Securities and other financial instruments included in a Fund’s 20% Basket will be evaluated by Pax for satisfaction of Pax’s environmental, social and governance (“ESG”) criteria.  See “Pax ESG Criteria” below.  Pax intends that, over time, the correlation between each Fund’s performance and that of its Index, before fees and expenses, will be 95% or better.

The ESG Shares FTSE KLD Europe Asia Pacific Sustainability Index Fund uses a “representative sampling” strategy in seeking to track the performance of its Index.  This means that the Fund generally will invest in a representative sample of the securities in its Index whose risk, return and other characteristics, in Pax’s opinion, closely resemble the risk, return and other characteristics of the Index as a whole.

4.             Comment.             In the section captioned “Details on Each Fund—ESG Shares FTSE KLD North America Sustainability Index Fund—Investment Objective,” please revise the second sentence as follows:  “The Index consists of equity securities of issuers in North America that meet specific ~~ESG~~ environmental, social and governance criteria developed by KLD.”

Response.             The requested change has been made.

5.             Comment.             In the section captioned “Details on Each Fund—ESG Shares FTSE KLD North America Sustainability Index Fund—Principal Investment Strategies,” please delete the fifth and sixth sentences in their entirety.

Response.             The referenced sentences have been deleted in their entirety and replaced with the following:

The Fund also may invest up to 20% of its total assets in certain futures, options and swap contracts, cash and cash equivalents, and stocks not included in its Index, but which Pax believes will help the Fund track the price and yield performance of its Index.  Such securities and other financial instruments will be evaluated by Pax for satisfaction of Pax’s ESG criteria.  See “Pax ESG Criteria” below.

6.             Comment.             In the section captioned “Details on Each Fund—ESG Shares FTSE KLD North America Sustainability Index Fund—Index Description,” please revise the first sentence as follows:  “The Index measures the performance of equity securities of issuers organized or operating in North America, selected initially and adjusted annually using a KLD proprietary method.”

Response.             The requested change has been made.

7.             Comment.             Please explain supplementally whether the risk disclosure captioned “Details on Each Fund—ESG Shares FTSE KLD North America Sustainability Index Fund—Principal Investment Risks—Convertible Securities Risk” is tied to the component securities of the Fund’s Index.

Response.             The Registrant has been informed by the Index Provider that the Fund’s Index may from time to time include convertible securities of the type described in the referenced risk disclosure.

8.             Comment.             In the section captioned “Details on Each Fund—ESG Shares FTSE KLD Europe Asia Pacific Sustainability Index Fund—Investment Objective,” please revise the second sentence as follows:  “The Index consists of equity securities of issuers in North Europe and the Asia Pacific region that meet specific ~~ESG~~ environmental, social and governance criteria developed by KLD.”

Response.             The requested change has been made.

9.             Comment.             In the section captioned “Details on Each Fund—ESG Shares FTSE KLD Europe Asia Pacific Sustainability Index Fund—Principal Investment Strategies,” please delete the fourth and fifth sentences in their entirety.

Response.             The referenced sentences have been deleted in their entirety and replaced with the following:

The Fund also may invest up to 20% of its total assets in certain futures, options and swap contracts, cash and cash equivalents, and stocks not included in its Index, but which Pax believes will help the Fund track the price and yield performance of its Index.  Such securities and other financial instruments will be evaluated by Pax for satisfaction of Pax’s ESG criteria.  See “Pax ESG Criteria” below.

10.           Comment.             In the section captioned “Details on Each Fund—ESG Shares FTSE KLD Europe Asia Pacific Sustainability Index Fund—Index Description,” please revise the first sentence as follows:  “The Index measures the performance of equity securities of issuers organized or operating in Europe and the Asia Pacific region, selected initially and adjusted annually using a KLD proprietary method.”

Response.             The requested change has been made.

11.           Comment.             Please revise the section captioned “ESG Criteria—Pax ESG Criteria” to clarify (a) that only those securities and other financial instruments included in a Fund’s 20% Basket would be subject to Pax’s ESG criteria and (b) that any securities or other financial instruments selected through application of Pax’s ESG criteria would be selected in furtherance of tracking the price and yield performance of a Fund’s Index.

Response.             The Registrant asserts that nothing in the section captioned “ESG Criteria—Pax ESG Criteria” suggests that the application by Pax of its ESG criteria in selecting investments for a Fund’s 20% Basket would alter the description of such investments in the applicable sections captioned “—Principal Investment Strategies” (which, as noted above, states that such investments would be investments that “Pax believes will help the Fund track the price and yield performance of its Index”).  Accordingly, the Registrant does not believe any revisions are necessary to address clause (b) of the Comment.  In response to clause (a) of the Comment, the referenced section has been revised as follows:

When selecting ~~investing~~ investments for its 20% Basket ~~in the securities of companies other than those included in the applicable Index~~, each ~~of ESG Shares FTSE KLD Europe Asia Pacific Sustainability Index~~ Fund ~~and ESG Shares FTSE KLD North America Sustainability Index Fund~~ seeks to invest in companies that have, in Pax’s determination, positive corporate policies and practices in the following areas:

•              Environment

•              Workplace Practices

•              Corporate Governance

•              Community

•              Product Integrity

Pax’s environmental criteria include such issues as emissions (air, water and soil), pollution prevention, recycling and waste reduction, energy and resource efficiency, use of clean and renewable energy, climate change initiatives and other policies and practices focused on promoting sustainable development.

Pax’s workplace criteria include such issues as diversity, equal opportunity based on gender, race, religion, age, disability or sexual orientation, workplace health and safety, employee relations, vendor standards and human rights, including indigenous peoples’ rights.

Pax’s corporate governance criteria include such issues as board independence and diversity, executive compensation, auditor independence, shareholder rights, disclosure, conflict of interest, bribery and corruption, transparency, disclosure of political contributions, business ethics and legal and regulatory compliance.

Pax’s community criteria include companies’ philanthropic activities, their commitment to and relationships with the communities in which they do business (including their commitment to sustainable development abroad), and in the case of financial institutions, responsible lending practices.

Pax’s product integrity criteria include analyses of such issues as product health and safety (including public health issues associated with product abuse and addiction), animal welfare, consumer issues and emerging technology issues.

The issues highlighted above are illustrative and do not necessarily reflect the full range of ESG criteria Pax may apply in analyzing a particular security for investment.  The availability of information about a company, issues associated with a particular industry, changing social conditions or other circumstances may affect the manner in which Pax’s ESG criteria are applied in a particular situation.

~~Non-Index c~~Companies in each ~~which ESG Shares FTSE KLD Europe Asia Pacific Sustainability Index~~ Fund’s 20% Basket ~~and ESG Shares FTSE KLD North America Sustainability Index Fund invest~~ do not necessarily meet exemplary standards in all aspects of ESG performance; nor, we recognize, is any company perfect when it comes to corporate responsibility or sustainability.  We nonetheless believe that our shareholders seek to invest in companies that adhere to positive standards in these areas.  Our ESG criteria are designed to assist us in identifying those investments.  We also believe that well-managed companies that maintain good relations with employees, consumers, communities, and the natural environment, and that strive to improve in those areas, will in the long run better serve investors as well.

Once a ~~non-Index~~ security or other financial instrument is purchased by a ~~ESG Shares FTSE KLD Europe Asia Pacific Sustainability Index Fund or ESG Shares FTSE KLD North America Sustainability Index~~ Fund for its 20% Basket, we will endeavor to review the ~~that company’s~~ performance of the issuing company on an annual basis to determine whether it continues to meet the Funds’ sustainability criteria.  If it is determined after the initial purchase by a Fund that a company no longer satisfies Pax’s ESG criteria (either due to acquisition, merger or other developments), the securities or other financial instruments issued by ~~of~~ that company will be eliminated from the Fund’s 20% Basket ~~portfolio~~ as soon thereafter as practicable taking into consideration (i) any gain or loss which may be realized from such elimination, (ii) the tax implications of such elimination, (iii) market conditions, and the like.  In all circumstances, however, Pax will endeavor to divest the security within six (6) months from the time Pax determines that the company no longer satisfies the Pax ESG criteria.  This requirement may cause a Fund to dispose of a security at a time when it may be disadvantageous to do so, which may affect adversely a Fund’s ability to achieve its investment objective.

Please note that Pax’s ESG criteria are ~~not~~ applied only to ~~Index~~ securities or other financial instruments held in any Fund’s 20% Basket ~~or to any other investments by the ESG Shares FTSE Environmental Technologies (ET50) Index Fund~~.

12.           Comment.             Please revise the third and fourth paragraphs of the section captioned “Shareholder Information—Additional Notices” to clarify that there is only one Index Provider.

Response.             The requested change has been made.  The referenced paragraphs have been revised as follows:

Pax and the Funds make no representation or warranty, express or implied, to the owners of shares of the Funds or any member of the public regarding the advisability of investing in securities generally or in the Funds particularly or the ability of the Indexes to track general stock market performance.  The Index Provider~~s have~~ has no obligation to take the needs of the Funds or the owners of shares of the Funds into consideration in determining, composing, or calculating the Indexes.  The Index Provider~~s are~~ is not responsible for, and ~~have~~ has not participated in, the determination of the timing of, prices at or quantities of shares of the Funds to be issued or in the determination or calculation of the equation by which the shares of the Funds are redeemable.

None of the Funds, Pax or the Index Provider~~s~~ guarantee the accuracy, completeness, or performance of the Indexes or the data included therein.  None of the Funds, Pax or the Index Provider~~s~~ shall have any liability in connection with the Indexes or the calculation of the Indexes.

Statement of Additional Information

13.           Comment.              In the section captioned “Investments and Special Considerations; Risk Factors,” please delete the following subsections in their entirety:  “—Collateralized Debt Obligations,” “—Corporate Bonds,” “—Credit-Linked Trust Certificates,” “—Credit Default Swaps,” “—Event-Linked Bonds,” “—Foreign Currency Exchange-Related Securities—Principal Exchange Rate Linked Securities,” “—High Yield Securities (“Junk Bonds”),” “—Industrial Development and Pollution Control Bonds,” “—Inflation-Indexed Bonds,” “—Loan Participations and Assignments,” “—Moral Obligation Securities,” “—Mortgage Dollar Rolls,” “—Mortgage-Related and Other Asset-Backed Securities,” “—Municipal Bonds,” “—Municipal Lease Obligations,” “—Participation on Creditors Committees,” “—Preferred Stock—Fixed Rate Preferred Stocks,” “—Real Estate Securities and Related Derivatives,” “—Short-Term Municipal Obligations,” “—Sovereign Debt,” “—Structured Notes and Other Hybrid Instruments,” “—U.S. Government Securities,” “—Variable and Floating Rate Securities” and “—Zero-Coupon Bonds, Step-Ups and Payment-In-Kind Securities.”  For any such subsection proposed not to be deleted in its entirety, please explain supplementally why such investments would be appropriate for the Funds in light of their investment objectives and principal investment strategies.

Response.             The requested change has been made.

14.           Comment.             In the section captioned “Investments and Special Considerations; Risk Factors—Foreign (Non-U.S.) Securities,” please delete all references to Brady Bonds.  Please also delete all references to Yankee dollar obligations, or explain supplementally why Yankee dollar obligations are appropriate for a Fund’s 20% Basket.

Response.             The requested change has been made.  All references to Brady Bonds and to Yankee dollar obligations in the referenced section have been deleted.

* * * * *

I hope that the foregoing responses adequately address the Comments.  Please feel free to call me at (617) 951-7913 with any questions.

Very truly yours,

/s/ Jacob E. Comer

Jacob E. Comer

cc:	Joseph F. Keefe
Brian D. McCabe